EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Year Ended December 31,
	2012		2011		2010		2009		2008
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Including Deposits):
Earnings:
Income before income taxes	$67,198		$78,897		$70,250		$40,275		$42,187
Add: Fixed charges, net	87,121		70,422		80,746		99,027		112,434
Income before income taxes and fixed charges, net	154,319		149,319		150,996		139,302		154,621
Fixed charges
Interest expense	$86,112		69,714		79,413		97,685		111,302
Estimate of interest (1/3) within rental expense	1,009		708		656		787		652
Interest on unrecognized tax benefits	-		-		677		555		480
Total fixed charges	87,121		70,422		80,746		99,027		112,434
Ratio of Earnings to Fixed Charges	1.77	x	2.12	x	1.87	x	1.41	x	1.38	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Excluding Deposits):
Earnings:
Income before income taxes	$67,198		$78,897		$70,250		$40,275		$42,187
Add: Fixed charges, net	64,333		44,291		31,324		56,235		52,456
Income before income taxes and fixed charges, net	131,531		123,188		101,574		96,510		94,643
Fixed charges
Interest expense (excluding deposits)	43,583		43,583		29,991		54,893		51,324
Estimate of interest (1/3) within rental expense	1,009		708		656		787		652
Interest on unrecognized tax benefits	-		-		677		555		480
Total fixed charges	44,592		44,291		31,324		56,235		52,456
Ratio of Earnings to Fixed Charges	2.95	x	2.78	x	3.24	x	1.72	x	1.80	x